Exhibit 99.5

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10 18th Floor, “NORTH LOBBY” Survey No. 83/1, Raidurgam Hyderabed - 500 032, India Tel : + 91 40 6141 6000

Independent Auditor’s Report on the Quarterly and Year to Date Audited Standalone Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

To

The Board of Directors of

Dr. Reddy’s Laboratories Limited

Report on the audit of the Standalone Financial Results

Opinion

We have audited the accompanying statement of quarterly and year to date standalone financial results of Dr. Reddy’s Laboratories Limited (the “Company”) for the quarter and year ended March 31, 2023 (“Statement”), attached herewith, being submitted by the Company pursuant to the requirement of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

In our opinion and to the best of our information and according to the explanations given to us, the Statement:

i.	is presented in accordance with the requirements of the Listing Regulations in this regard; and
ii.	gives a true and fair view in conformity with the applicable accounting standards and other accounting principles generally accepted in India, of the net profit and other comprehensive income and other financial information of the Company for the quarter and year ended March 31, 2023.

Basis for Opinion

We conducted our audit in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Companies Act, 2013, as amended (“the Act”). Our responsibilities under those Standards are further described in the “Auditor’s Responsibilities for the Audit of the Standalone Financial Results” section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India together with the ethical requirements that are relevant to our audit of the financial statements under the provisions of the Act and the Rules thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our opinion.

Management’s Responsibilities for the Standalone Financial Results

The Statement has been prepared on the basis of the standalone annual financial statements. The Board of Directors of the Company are responsible for the preparation and presentation of the Statement that gives a true and fair view of the net profit and other comprehensive income of the Company and other financial information in accordance with the applicable accounting standards prescribed under Section 133 of the Act read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding of the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and the design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the Statement that give a true and fair view and are free from material misstatement, whether due to fraud or error.

S.R. Batliboi& Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295

Regd. Office 22, Camac Street, Black ‘B’, 3rd floor, Kolkata 700 016

S.R. Batliboi & Associates LLP

Chartered Accountants

In preparing the Statement, the Board of Directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors are also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Results

Our objectives are to obtain reasonable assurance about whether the Statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the Statement.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Statement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under Section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the company has adequate internal financial controls with reference to financial statements in place and the operating effectiveness of such controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the Board of Directors.
•	Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial results or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the Statement, including the disclosures, and whether the Statement represents the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

S.R. Batliboi & Associates LLP

Chartered Accountants

Other Matter

The Statement includes the results for the quarter ended March 31, 2023 being the balancing figure between the audited figures in respect of the full financial year ended March 31, 2023 and the published unaudited year-to-date figures up to the third quarter of the current financial year, which were subjected to a limited review by us, as required under the Listing Regulations.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm Registration Number: 101049W/E300004

per Shankar Srinivasan Partner Membership No.: 213271 UDIN: 233213271BGSEID4242

Place: Hyderabad

Date: May 10,2023

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana, India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF AUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED 31 MARCH 2023

All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

1	Revenue from operations
	a) Net sales / income from operations	42,491	38,624	33,829	162,989	138,864
	b) License fees and service income	2,887	172	2,490	6,002	4,289
	c) Other operating income	162	180	368	634	899
	Total revenue from operations	45,540	38,976	36,687	169,625	144,052

2	Other income	1,148	514	1,147	5,913	4,820

	Total income (1 + 2)	46,688	39,490	37,834	175,538	148,872

3	Expenses
	a) Cost of materials consumed	8,541	8,659	10,149	31,614	33,784
	b) Purchase of stock-in-trade	3,692	4,874	3,354	17,793	20,571
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	1,068	(1,281)	(557)	1,295	(3,896)
	d) Employee benefits expense	7,651	7,084	6,089	28,326	24,346
	e) Depreciation and amortisation expense	2,367	2,388	2,052	9,232	8,143
	f) Impairment of non current assets	41	10	98	51	98
	g) Finance costs	26	28	127	169	380
	h) Selling and other expenses	13,936	12,879	10,855	48,398	43,208

	Total expenses	37,322	34,641	32,167	136,878	126,634

4	Profit before tax (1 + 2 - 3)	9,366	4,849	5,667	38,660	22,238

5	Tax expense
	a) Current tax	2,319	1,988	974	8,641	3,926
	b) Deferred tax	323	(385)	496	3,891	2,080

6	Net profit for the period / year (4 - 5)	6,724	3,246	4,197	26,128	16,232

7	Other comprehensive income
	a) (i) Items that will not be reclassified to profit or loss	86	2	(47)	89	(45)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	(22)	(31)	17	(53)	17

	b) (i) Items that will be reclassified to profit or loss	1,350	1,296	955	(928)	832
	(ii) Income tax relating to items that will be reclassified to profit or loss	(339)	(551)	(335)	358	(291)
	Total other comprehensive income	1,075	716	590	(534)	513

8	Total comprehensive income (6 + 7)	7,799	3,962	4,787	25,594	16,745

9	Paid-up equity share capital (face value Rs. 5/- each)	833	833	832	833	832

10	Other equity				203,909	182,530

11	Earnings per equity share (face value Rs. 5/- each)

	Basic	40.49	19.54	25.29	157.37	97.85
	Diluted	40.41	19.50	25.24	157.03	97.58
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment information	All amounts in Indian Rupees millions

		Quarter ended			Year ended
Sl. No.	Particulars	31.03.2023	31.12.2022	31.03.2022	31.03.2023	31.03.2022
		(Audited)	(Unaudited)	(Audited)	(Audited)	(Audited)

	Segment wise revenue and results
1	Segment revenue
	a) Pharmaceutical Services and Active Ingredients	9,111	6,357	7,932	27,896	31,718
	b) Global Generics	38,651	34,298	30,255	147,999	116,999
	c) Others	129	110	199	497	1,590
	Total	47,891	40,765	38,386	176,392	150,307

	Less: Inter-segment revenue	2,351	1,789	1,699	6,767	6,255

	Total revenue from operations	45,540	38,976	36,687	169,625	144,052

2	Segment results
	Profit / (loss) before tax and interest from each segment
	a) Pharmaceutical Services and Active Ingredients	486	(671)	(322)	(1,336)	384
	b) Global Generics	9,054	7,498	5,944	46,716	21,871
	c) Others	(51)	(97)	129	(154)	1,160
	Total	9,489	6,730	5,751	45,226	23,415

	Less: (i) Finance costs	26	28	127	169	380
	(ii) Other un-allocable expenditure / (income), net	97	1,853	(43)	6,397	797
	Total profit before tax	9,366	4,849	5,667	38,660	22,238

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1	These results are prepared in accordance with the Indian Accounting Standards (Ind AS) notified under Section 133 of the Companies Act, 2013, read with the Companies (Indian Accounting Standards) Rules 2015 as amended and are reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 10 May 2023. The Statutory Auditors have issued an unqualified report thereon.

2

License fee and service income for the year ended 31 March 2023 includes:

a. Rs. 2,640 million from sale of certain non-core dermatology brands in India to Eris Lifesciences Limited for the quarter ended 31 March 2023;

b. Rs. 1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;

c. Rs. 902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited;

The amounts recognised above are adjusted for expected sales returns. These transactions pertain to the Company’s Global Generics segment.

3	During the quarter and year ended 31 March 2023, an amount of Rs. 305 million and Rs. 3,111 million respectively, representing government grants has been accounted for as a reduction from cost of material consumed.

4	Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of Rs. 41 million as impairment of non current assets during the quarter ended 31 March 2023.

5	On 5 April 2022 the Company received approval from the Honorable National Company Law Tribunal, Hyderabad Bench (“NCLT”) for the merger of Dr. Reddy’s Holding Limited into Dr. Reddy's Laboratories Limited. Subsequently, the Company has filed the NCLT order, with the Ministry of Company Affairs on 8 April 2022 (‘Effective Date’). Consequently, Dr. Reddy’s Holding Limited has been merged with the Company.

6	As the revenues and gross profits of the Proprietary Products segment are considerably lower than the quantitative thresholds mentioned in IND AS 108, “Operating Segments”, the Company believes that Proprietary Products segment no longer qualifies to be a reportable segment and consequently, effective 1 April 2022, the Company included the financial information relating to Proprietary Products segment in “Others”. The corresponding information relating to Proprietary Products segment for earlier periods has been restated to reflect the aforementioned change.

DR. REDDY’S LABORATORIES LIMITED

7	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense/(benefit)” for the year ended 31 March 2023.

8

License fee and service income for the quarter and year ended 31 March 2022 includes:

a) Rs. 1,774 million towards the sale of territorial rights relating to two of the Company's anti-bacterial brands (Ciprolet® and Levolet®) in Russia and CIS region to Alium JSC;

b) Rs. 390 million towards the sale of two of the Company's Brands (Daffy bar and Combihale) in India to Mankind Pharma Limited.

The aforesaid transactions pertain to Company’s Global Generics Segment.

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC. The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the current and previous fiscal year. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

10	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

DR. REDDY’S LABORATORIES LIMITED

11	Balance sheet

All amounts in Indian Rupees millions

	As at	As at
Particulars	31.03.2023	31.03.2022
	(Audited)	(Audited)
ASSETS
Non-current assets
Property, plant and equipment	47,379	40,240
Capital work-in-progress	8,991	11,864
Goodwill	853	853
Other intangible assets	23,835	20,412
Intangible assets under development	139	139
Financial assets
Investments	31,422	30,243
Trade receivables	-	54
Loans	11	12
Other financial assets	533	2,514
Deferred tax assets, net	-	194
Tax assets, net	2,546	3,115
Other non-current assets	156	403
Total non-current assets	115,865	110,043

Current assets
Inventories	30,430	33,478
Financial assets
Investments	42,978	19,124
Trade receivables	42,889	49,454
Derivative financial instruments	715	1,903
Cash and cash equivalents	1,123	11,595
Other bank balances	5,335	8,710
Other financial assets	2,224	642
Other current assets	12,189	9,981
Total current assets before assets held for sale	137,883	134,887
Assets held for sale	-	26
Total current assets	137,883	134,913

TOTAL ASSETS	253,748	244,956

EQUITY AND LIABILITIES
Equity
Equity share capital	833	832
Other equity	203,909	182,530
Total Equity	204,742	183,362

Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	286	197
Provisions	79	104
Deferred tax liabilities, net	3,392	-
Other non-current liabilities	852	842
Total non-current liabilities	4,609	1,143

Current liabilities
Financial liabilities
Borrowings	6	21,711
Lease liabilities	216	146
Trade payables
Total outstanding dues of micro enterprises and small enterprises	72	120
Total outstanding dues of creditors other than micro enterprises and small enterprises	17,573	16,542
Derivative financial instruments	135	472
Other financial liabilities	15,369	12,153
Provisions	3,052	3,222
Other current liabilities	7,974	6,085
Total current liabilities	44,397	60,451

TOTAL EQUITY AND LIABILITIES	253,748	244,956

12	Statement of cashflows

All amounts in Indian Rupees millions

	Year ended	Year ended
Particulars	31.03.2023	31.03.2022
	(Audited)	(Audited)
Cash flows from/(used in) operating activities
Profit before taxation	38,660	22,238
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(798)	(233)
Depreciation and amortisation expense	9,232	8,143
Impairment of non-current assets	51	98
Allowance for credit losses (on trade receivables and other advances)	161	65
Loss/(Profit) on sale/disposal of property , plant and equipment and other intangible assets, net	233	78
Foreign exchange loss / (gain), net	(1,656)	(1,623)
Interest income	(1,300)	(1,669)
Finance costs	169	380
Equity settled share-based payment expense	318	592
Inventory write-down	4,048	2,620
Dividend income	- *	- *
Changes in operating assets and liabilities:
Trade receivables	6,568	(8,655)
Inventories	(1,000)	(7,901)
Trade payables	983	3,298
Other assets and other liabilities, net	2,687	844
Cash generated from operations	58,356	18,275
Income taxes paid, net	(7,827)	(4,888)
Net cash generated from operating activities	50,529	13,387

Cash flows from/(used in) investing activities
Expenditures on property, plant and equipment	(10,002)	(13,113)
Proceeds from sale of property, plant and equipment	247	94
Expenditures on other intangible assets	(5,711)	(543)
Proceeds from redemption of preference shares	-	16,878
Purchase of investments	(120,320)	(91,118)
Proceeds from sale of investments	100,769	65,848
Equity investments in subsidiary	(459)	-
Dividends received	- *	- *
Interest income and dividend received	1,000	1,574
Net cash used in investing activities	(34,476)	(20,380)

Cash flows from/(used in) financing activities
Proceeds from issuance of equity shares (including treasury shares)	157	334
Proceeds from sale of treasury shares	211	-
(Repayment of)/Proceeds from short-term loans and borrowings, net	(21,705)	9,683
Payment of principal portion of lease liabilities	(195)	(172)
Dividend paid	(4,979)	(4,146)
Interest paid	(458)	(644)
Net cash from/(used in) financing activities	(26,969)	5,055

Net increase / (decrease) in cash and cash equivalents	(10,916)	(1,938)
Effect of exchange rate changes on cash and cash equivalents	445	479
Cash and cash equivalents at the beginning of the year (1)	11,595	13,054
Cash and cash equivalents at the end of the year	1,123	11,595

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)Adjusted for bank overdraft of Rs.Nil million and Rs. 9 million for the years ended 31 March 2023 and year ended 31 March 2022 respectively.

(2)Adjusted for bank overdraft of Rs. Nil and Rs. Nil for the years ended 31 March 2023 and year ended 31 March 2022 respectively.

13	Amounts for previous year have been regrouped / reclassified wherever considered necessary.

14	The Board of Directors, at their meeting held on 10 May 2023, have recommended a final dividend of Rs.40 per share subject to the approval of shareholders.

15	The figures of the fourth quarter are the balancing figures between audited figures in respect of the full financial year and published year to date figures upto the third quarter of the relevant financial year. Also the figures upto the end of third quarter were only reviewed and not subjected to audit.

By order of the Board

For Dr. Reddy's Laboratories Limited

Place:Hyderabad Date:10 May 2023	G V Prasad Co-Chairman & Managing Director